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                            September 18, 2023

       Runzhe Zhang
       Chief Executive Officer
       LZ Technology Holdings Limited
       No. 59-2, Wanghai Street, Siming District,
       Xiamen, Fujian Province, 361008
       People   s Republic of China

                                                        Re: LZ Technology
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
21, 2023
                                                            CIK No. 0001967397

       Dear Runzhe Zhang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted August 21, 2023

       Commonly used defined terms, page ii

   1. Please revise your definition of PRC / China to remove the exclusion of Hong Kong and
                                                        Macau from this
definition.
       Corporate History and Structure, page 8

   2. We note that the dashed line indicating which entities are "offshore" versus "onshore"
                                                        is positioned so that
entities organized in Hong Kong are deemed "offshore". Please move the line so that
"onshore" includes Hong Hong-based entities.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany 18,
September NameLZ
              2023 Technology Holdings Limited
September
Page 2    18, 2023 Page 2
FirstName LastName
Risk Factors
The Company has engaged in transactions with related parties..., page 29

3. We note your statement that the terms obtained or consideration that you paid in
         connection with related party transactions    might be more or less
favorable as compared
         to terms available or the amounts that would be paid in arm   s-length
transactions.    Please
         explain the basis for the statement.
4. Please revise to provide a concise discussion regarding the aggregate amount and percentage of revenue and cost of revenue related party transactions represent for each period presented.
We will be subject to ongoing public reporting requirements that are less rigorous than Exchange
Act rules..., page 44

5. Your disclosures appear to indicate that you expect to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise, here and on page F-16, to also state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates. Management's discussion and analysis of financial condition and results of operations
Overview, page 53

6. In the Smart Community vertical you disclose that you provide intelligent community building access and safety management systems through access control monitors and indicate that 73,717 access control screens have been installed. To provide better context for your business model, please revise to clarify the number of access control screens you have sold and the number you own. Also, indicate which of the sales channels or arrangements described on page 83 are used most often with customers in the sale or distribution of the devices and systems.

Key Factors That Affect Operating Results, page 54

7. Please disclose the material terms of your agreements with each of your three major customers, including the identity, term, termination provisions, and any minimum purchase requirements as well as the percentage of revenue each customer represented. In addition, file the agreements with the customers who accounted for 84.4% of your total revenues in 2022 as exhibits, or tell us why it is not required. Finally, to the extent material, disclose the total number of customers for each period presented.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany 18,
September NameLZ
              2023 Technology Holdings Limited
September
Page 3    18, 2023 Page 3
FirstName LastName
8. Please revise here to include a quantified discussion of the Key Performance Indicators
         (KPIs) and other metrics used in managing your business for each period presented. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to
         SEC Release No. 33-10751.
9. You disclose your breakdown of revenues by categories for the years ended December 31,
         2021 and 2022. Please expand your disclosure to include a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See
         Item 4.B of Form 20-F.
Results of Operations
Revenues, page 56

10. You disclose that the increase in Out-of-Home revenue of RMB81.5 million was mainly due to two customers acquired in 2022. These customers contributed RMB97.2 million;
         therefore, it appears that revenue generated from existing customers decreased. Please revise to discuss the change in revenue from existing customers or otherwise explain the decrease. Refer to Item 5 of Form 20-F.
11. You indicate that there was a decrease in revenue generated from selling your own community access control devices and software development. Revise to explain whether this could impact Out-of-Home advertising revenue going forward. In this regard, you disclose on page 5 that your advertising strategies depend on the Smart Community monitors to a great extent. Therefore, it would appear if fewer devices are sold there would be fewer screens on which to display advertisements, which could negatively impact revenue in the future.
Liquidity and Capital Resources, page 59

12. You indicate you have developed plans to mitigate adverse conditions, including obtaining funds amounting to RMB63.8 million from two investors as capital injection.
         Please tell us whether such transactions have occurred and if so, where they are disclosed in the financial statements, or revise. In this regard, we note on page F-30 that a capital injection of RMB50 million was made on June 23, 2023, but it is unclear where additional amounts are disclosed.
13. We note you indicate that with obtaining funds amounting to RMB63.8 million from two investors as capital injection that should be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months. Please disclose the minimum funding required for you to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources should your plan fail. Refer to
         Section IV of SEC Release 33-8350.
 Runzhe Zhang
LZ Technology Holdings Limited
September 18, 2023
Page 4
Business, page 84

14. We note your disclosure indicating that you have "forged strategic alliances with a top-tier search engine, several outdoor advertising providers and media companies." Please revise to identify your partners, discuss the material terms of your strategic alliances including any termination provisions, the impact they have on your company, and file the agreements as exhibits.
Regulations related to information security, page 96

15. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight may impact your business and your offering if you become subject to CAC oversight and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Compensation of Directors and Office, page 109

16. Please provide the compensation information on an individual basis as required by Item
         6.B of Form 20-F or tell us why individualized information is not required.
Principal shareholders, page 110

17. Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years. See Item 7.A.1.(b) of Form 20-F.
Related Party Transactions, page 113

18. You disclosed material transactions with related parties for the fiscal years ended
         December 31, 2021 and 2022. Please expand your disclosure to provide related party
         transactions since the beginning of the company   s preceding three
financial years up to the
         date of the registration statement. See Item 7.B of Form 20-F. Consolidated Financial Statements
Note 1. Organization and principal activities
(b) Reorganization, page F-7

19. You state the company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization. Please tell us who the
FirstName LastNameRunzhe Zhang
       shareholders of Lianzhang Portal Internet Technology Co. Ltd were and the percentage of
Comapany    NameLZ
       interest       Technology
                each held           Holdings
                           before the transferLimited
                                              of that interest to LZ Menhu, as
well as how they
       were  related to the
September 18, 2023 Page 4   shareholders  of LZ Menhu before the
reorganization.
FirstName LastName
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany 18,
September NameLZ
              2023 Technology Holdings Limited
September
Page 5    18, 2023 Page 5
FirstName LastName
Note 3. Summary of significant accounting policies
(n) Revenue recognition
Out-of-Home Advertising, page F-12

20. You disclose that you generate revenue from providing advertising through your own
         devices,    Channel One   , or other channels provided by
subcontractors,    Channel Two   .
         Please tell us and revise to disclose whether arrangements include advertising only on
         Channel One or Channel Two, or if arrangements always include advertising on both. To the extent the Channels are sold separately, explain why there is no directly observable standalone selling price for either. Further, tell us and revise to disclose how much revenue is generated through Channel One and separately for Channel Two for the periods presented.
21. You disclose that you use a time-elapsed basis and recognize revenue ratably over the period from the beginning to the end of the advertising schedule. Please tell us the typical length of an advertising schedule and whether amounts earned are fixed for each advertising schedule. If fees are not fixed, tell us what they are based on, such as impressions or clicks, and explain how ratable recognition of revenue is an appropriate measure of progress towards complete satisfaction of the performance obligation. Refer to ASC 606-10-25-31.
22. You disclose that you are the principal for transactions that you are in control of establishing the transaction price and primarily responsible for fulfilling the promises to provide advertising promotion to the customer. With regards to revenue generated on
         Channel Two, please tell us in detail how you determined you are the principal in these arrangements and include the nature and terms of the contracts with the advertiser and the partners, as well as explain how you have the ability to direct the use of and obtain substantially all of the remaining benefits of the services provided. Further, include in your analysis the separate advertisement placement agreements noted on page 88. Tell us how much revenue is generated from them and how you determined you are the principal in those arrangements. Refer to ASC 606-10-25-25.
Local Life, page F-12

23. You disclose that you identify one performance obligation for the services provided in these contracts. Please revise to disclose what these services are and how revenue is earned, such as based on the number vouchers clicked or as a percentage of the amount of vouchers redeemed. Also, you indicate that revenue is reported on a net basis. Revise to
         clarify what    net    means and whether revenue is equal to the fees
earned from the
         merchant.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany 18,
September NameLZ
              2023 Technology Holdings Limited
September
Page 6    18, 2023 Page 6
FirstName LastName
Note 7. Property and equipment, net, page F-18

24. Please revise to disclose whether the community access control devices that you installed but did not sell are included in machinery equipment, and if not, disclose where they are recorded. Further, disclose the value of those devices at the end of each period presented.
Note 9. Short-term borrowings, page F-19

25. You disclose that you received RMB95,790 in total from third party companies in the joint operating agreements. Please revise to clarify if that is the Original Subscription
         Amount    and whether it is equal to the amount of devices sold. If
that is not Original
         Subscription Amount or the amount of devices sold, clarify what is and what the funds were used for in excess of the Original Subscription Amount.
26. You disclose you paid commission fees of RMB33,160 in 2021. Please clarify what those fees were for and explain why no commission fees were paid in 2022. Also, explain how it was determined whether amounts paid to the cooperators were payments for the original subscription amount, commission fees, or other amounts owed.
27. You state that the cooperators purchased the community access control devices from the
         Group; however, you recognized the devices as property and equipment. Please explain your accounting for the sale of these devices and the accounting guidance followed.
28. Please provide us with the journal entries for the following: 1) when the joint operating agreements were entered into, including the sale of the access control devices 2) the revenue share and commissions paid and 3) the termination of the joint operating agreements and entering into the investment agreements.
Note 14. Equity, page F-28

29.      Please revise to briefly disclose the company   s capital structure
upon incorporation and
         the subsequent changes prior to the share issuances on June 23, 2023, as discussed on page 8.
Note 17. Subsequent events, page F-30

30. You disclose that eleven cooperators decided to terminate their joint operating agreements, nine made a capital injection amounting to RMB7.4 million to the Group and the remaining two exchanged equity interests with existing shareholders. Please revise to clarify. Explain whether cash was received from these cooperators and if so, how it will be recorded, and how the outstanding debt will be accounted for. If cash was not received, revise to disclose that this was a non-cash transaction. Lastly, explain how you accounted for the two cooperators that exchanged equity interest with existing shareholders as part of the termination of their joint operating agreements.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany 18,
September NameLZ
              2023 Technology Holdings Limited
September
Page 7    18, 2023 Page 7
FirstName LastName
31.      You disclose that on May 24, 2023, Xiamen Dongling Technology Co., Ltd
(   Xiamen
         Dongling   ) transferred 2.5% shares to Jinfu No. 1 (Huzhou) Equity
Investment
         Partnership ("Jinfu No.1"), which was calculated based on the fair value of RMB2 billion.
         Please further explain this transaction and revise your disclosure to clarify who Xiamen
         Dongling is in relation to the company, which entity   s shares they
transferred, whether
         they received any consideration, what had a fair value of RMB2 billion, how that relates to the transaction, and what impact this had on the company.
General

32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or
Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew Derby, Legal Branch Chief, at
202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Kevin (Qixiang) Sun, Esq.